SE 19010313

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SEC FILE NUMBER
8-53105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COVA Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3851 Jericho Tpke, Suite 120A
(No. and Street)

Syosset (City) NY (State) 11791 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward T Gibstein 917-398-3033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners LLC
(Name – *if individual, state last, first, middle name*)

6 East 45th Street (Address) New York (City) NY (State) 10017 (Zip Code)

SEC Mail Processing Section
MAR 18 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Edward T Gibstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COVA Capital Partners LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

SARA QUIROZ
NOTARY PUBLIC, State of New York
No. 01QU6373385
Qualified in Nassau County
Commission Expires April 9, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COVA CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
Phone: 212.758.8050
Fax: 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of COVA Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of COVA Capital Partners, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of COVA Capital Partners, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of COVA Capital Partners, LLC's management. Our responsibility is to express an opinion on COVA Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to COVA Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The schedule I, Computation of Net Capital under SEC Rule 15c3-1, and schedule II, Computation for Determination of Reserve Requirements and information Relating to Possession or Control Requirements for Broker-Dealers Pursuant to SEC Rule 15c3-3, have been subjected to audit procedures performed in conjunction with the audit of COVA Capital Partners, LLC's financial statements. The supplemental information is the responsibility of COVA Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In

Adeptus

forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule I, Computation of Net Capital under SEC Rule 15c3-1, and schedule II, Computation for Determination of Reserve Requirements and information Relating to Possession or Control Requirements for Broker-Dealers Pursuant to SEC Rule 15c3-3, are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as COVA Capital Partners, LLC's auditor since 2016.

New York, New York
March 14, 2019

COVA CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS		
Cash	$	3,391
Deposits with clearing organizations		52,929
Securities owned - at fair value		50,189
TOTAL ASSETS	$	106,509
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	13,321
TOTAL LIABILITIES		13,321
Member's Equity		93,188
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	106,509

The accompanying notes are an integral part of the financial statements.

COVA CAPITAL PARTNERS, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2018

Revenues		
Commission income	$	136,751
Investment banking		639,289
Private Placements		91,400
Advisory Fees		430,778
Realized and unrealized loss on securities		(23,026)
Interest income		62
Income - other		62,395
Total Revenue		1,337,649
Operating expenses		
Salary and related expenses		46,170
Commission expense		1,077,839
Exchange fees and clearance charges		67,910
Rent		12,000
Professional and consulting fees		74,929
Regulatory and SIPC fees		34,293
Office expenses		4,642
Bank fees		5,179
Arbitration settlement		4,600
Interest expense		2,637
Insurance		1,028
Travel and entertainment		957
Telephone and internet		13,812
Total Expenses		1,345,996
Net loss	$	(8,347)

The accompanying notes are an integral part of the financial statements.

COVA CAPITAL PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2018

Balance, January 1, 2018	$	104,035
Capital withdrawals		(2,500)
Net loss		(8,347)
Balance, December 31, 2018	$	93,188

The accompanying notes are an integral part of the financial statements.

COVA CAPITAL PARTNERS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities		
Net loss	$	(8,347)
Adjustments to reconcile net loss to net cash provided by operating activities		
Securities received from customers net of commission expense included in net loss		27,159
Changes in assets and liabilities		
Deposit with clearing organization		2,149
Security owned - at fair value		11,939
Prepaid expenses		14,900
Accounts payable and accrued expenses		(7,272)
Due to Broker		(38,069)
Net cash provided by operating activities		2,459
Cash flows from financing activities		
Capital withdrawals		(2,500)
Net cash used in financing activities		(2,500)
Net decrease in cash		(41)
Cash, beginning of year		3,432
Cash end of year	$	3,391
Supplemental cash flow disclosures		
Interest paid	$	2,637

The accompanying notes are an integral part of the financial statements.

COVA CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

NOTE 1 – ORGANIZATION

Cova Capital Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), The Company was formed on June 15, 2000 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Avco Capital Corp. (the "Parent"). The Company is engaged in business as a securities broker-dealer, which comprises several classes of services, including private placements and investment banking,

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a) Accounting estimates and basis

The preparation of these financial statements is on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles which require that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Securities owned

Proprietary securities transactions are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not carry customer securities accounts on its own books. All trades are on a fully disclosed basis through Vision Financial. Customers' security transactions are reported on a settlement date basis, with related commission income and expenses reported on a trade date basis. The Company has maintained one position at its prior Clearing Broker (LEK Securities) since trading was halted in 2017. It is expected the security will begin trading again in 2019.

The Company, from time to time, receives restricted shares and/or warrants as partial compensation for their services. A portion of these securities may be sent from the Company to registered representatives as part of their compensation. These securities are recorded when earned and the fair value can be determined.

Securities owned are reported at fair value in accordance with Accounting Standards Codification (ASC 820), "*Fair Value Measurements and Disclosures*". Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

c) Income Taxes

The Company is a single-member limited liability company and therefore no provision for federal and state income taxes is required since the Parent reports the Company's taxable income or loss on their income tax returns.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Recently Issued Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018. ASC Topic 606 had no material impact on the Company's financial statements. ASC Topic 606 was adopted by the Company using the modified retrospective approach on January 1, 2018, and it had no material impact on the Company's financial statements.

NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes fees earned from advisory services, investment banking, and private placements. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Services

The Company principally provides financial advisory services to US based companies, including mergers and acquisition related services. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are negotiated on both fixed fee and hourly rate arrangements. In the case of non-refundable retainers and fees that are received monthly, they are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Investment Banking Fees

The Company provides investment banking services to US based companies. The Company believes the performance obligation for providing investment banking services is satisfied over time as the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are negotiated on a fixed fees or contingent basis. In the case of non-refundable retainers and fees that are received monthly, they are recognized as revenue at that time when the fees are paid to the Company for the services provided in that period. The fees are considered variable consideration as the uncertainty is dependent on the value of the event at future points in time as well as successfully completing the event, both of which are highly susceptible to factors outside the Company's influence. As such, the Company has determined that revenue recognition generally occurs at the time of the successful closing of the intended event.

NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

Placement Fees
The Company acts as an agent for equity and debt private placements on behalf of its clients. As additional consideration for the investment advisory services noted above, the Company receives fees that vary based on specified performance measures, for example, when a placement or non-securities related success occurs. Revenues are recognized at the point in time when it is probable that a significant reversal will not occur. These fees are calculated once the placement or success occurs based on a percentage of the overall equity or debt placement, or a percentage of the non-securities related transaction value. These fees are considered variable consideration as the uncertainty is dependent on the value of the placements or event at future points in time as well as successfully completing the placement or event, both of which are highly susceptible to factors outside the Company's influence. As such, the Company has determined that revenue recognition generally occurs at the time of the successful closing of the intended event.

Commission Revenue
Commission revenue represents sales commission generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company is the principal for commission revenue, as it is responsible for the execution of clients' purchase and sales and maintains relationships with the product sponsors. The advisors, if any, assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The following table presents our total commission revenue disaggregated by investment product category:

Equities	$	133,519
UIT	$	10,147

Other income
Other income is generated by interest income from margin accounts, firm account revenue, and other fees charges to customers and is recognized when earned.

NOTE 4 – RECEIVABLE FROM CLEARING BROKER/SECURITIES HELD AT BROKER

The Company conducts business and clears its proprietary and customer transactions through Vision Financial on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company also has one proprietary position at its former Clearing Broker (LEK Securities) that is expected to be transferred to Vision Financial in 2019.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable"' exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $53,961 which was $48,961 above its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .25 to 1.

NOTE 6 – RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

All customer transactions are cleared through a Clearing Broker on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c-3-3 of the Securities Exchange Commission.

NOTE 7 – FAIR VALUE MEASUREMENTS

As described in Note 2, the Company records its securities owned at fair value. Guidance provided by Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures,* defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices within level 1 that are observable for the asset or liability either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2018:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Equity-based instruments – unrestricted	$ 23,030	$ 14,430	$ -	$ 8,600
Equity-based instruments – restricted	27,159	-	-	27,159
	$ 50,189	$ 14,430	$ -	$ 35,759

The table below includes a roll-forward for investments (including the changing in fair value) classified by the Company within Level 3 of the fair value hierarchy for the year ended December 31, 2018:

Fair value of shares held at January 1, 2018	$ 8,600
Shares received as consideration in 2018	27,159
Change in Fair value of shares held	-
Fair value of shares held at December 31, 2018	$ 35,759

Securities owned– unrestricted are valued using the latest quoted market prices.

Securities owned – restricted are investments in private companies consisting of direct equity investments in such entities. Generally, the Company acquired direct ownership in interests in the private companies as a result of investment banking or advisory services rendered. Fair value of the restricted securities was determined by the amount the stock was sold for during the year by the private companies to third parties multiplied by a discount rate because of the restrictions placed on selling the stock. The discounts applied to the restricted stock at December 31, 2018 ranged from 50% to 75%.

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES

a) Lease commitments

On April 11, 2016 the Company moved into office space at 6851 Jericho Turnpike, Suite 130, Syosset, NY 11791. The current lease is for $1,000 per month rent and originally expired on December 31, 2017. The lease was extended on a month to month basis. The monthly rent commitment remains at $1,000.

The rent expense was $12,000 for the year ended December 31, 2018.

b) Brokerage activities

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill their contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

c) Legal Matters

From time to time, the Company may be a respondent in legal actions incidental to its securities business. These cases may allege violations of various securities rules and claim damages plus the recovery of legal fees and other costs. As of December 31, 2018, the Company does not believe that these matters will have a material adverse effect on the Company's financial condition.

NOTE 9 – CONCENTRATIONS AND CREDIT RISKS

Bank deposits

The Company maintains cash balances at one bank. These accounts are covered by Federal Deposit Insurance Corporation ("FDIC") limits.

NOTE 10 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2018, in transactions with its Parent, the Company made cash capital withdrawals of $2,500.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2018 for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 14, 2019, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SUPPLEMENTAL REPORTS

COVA CAPITAL PARTNERS, LLC

SCHEDULE - I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

Computation of net capital		
Total Member's equity	$	93,188
Less - Non-allowable assets		
Other assets		(35,759)
Net capital before haircuts on securities positions		57,429
Haircuts and undue concentrations		(3,468)
Net capital	$	53,961
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	13,321
Aggregate indebtedness	$	13,321
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	888
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	48,961
Excess net capital at 1000 percent	$	47,961
Ratio: aggregate indebtedness to net capital		0.25 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of December 31, 2018:

Net Capital as reported in Company's Part II (unaudited) Focus Report	$	57,429
Change resulting from December 31, 2018 audit adjustment		-
Net Capital, as included in this report	$	57,429
Total Member's equity as reported in Company's Part II (unaudited) Focus Report	$	66,029
Increase resulting from December 31, 2018 audit adjustment		27,159
Total Member's equity, as included in this report	$	93,188
Non-allowable assets as reported in Company's Part II (unaudited) Focus Report	$	8,600
Increase resulting from December 31, 2018 audit adjustment		27,159
Non-allowable assets, as included in this report	$	35,759

See Report of Independent Registered Public Accounting Firm.

COVA CAPITAL PARTNERS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3

The company is exempt from the provisions of 15c3-3 under Securities Exchange Act of 1934 as set forth in the conditions for exemption in paragraph (k)(2)(ii).

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
Phone: 212.758.8050
Fax: 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

To the Member
of COVA Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) COVA Capital Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which COVA Capital Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) COVA Capital Partners, LLC stated that COVA Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. COVA Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about COVA Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners, LLC

New York, New York
March 14, 2019

COVA Capital Partners LLC

3851 Jericho Turnpike, Suite 120A

Syosset, NY 11791

Assertions Regarding Exemption Provisions

We, as management of COVA Capital Partners LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 1 5c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the period ending December 31, 2018.

COVA Capital Partners LLC.

By: ______________________

Edward T Gibstein (CEO)

Date: 3/15/19